THE PURISIMA FUNDS

APPENDIX A
to the Investment Management Agreement

The provisions of the Investment Management Agreement between the Trust and the Manager apply to the following series of the Trust:

●	The Purisima Total Return Fund

●	The Purisima All-Purpose Fund

Date: July [__], 2005

THE PURISIMA FUNDS on behalf of its series listed above	FISHER ASSET MANAGEMENT, LLC
By:	By:
Name:	Name:
Title:	Title:

THE PURISIMA FUNDS

APPENDIX B
to the Investment Management Agreement

Each Fund shall pay to the Manager, as full compensation for all investment management and advisory services furnished or provided to such Fund pursuant to the Investment Management Agreement, a management fee based upon each Fund’s average daily net assets at the foloowing per annum rates:

●	The Purisima Total Return Fund: 1.00%

●	The Purisima All-Purpose Fund: 1.00%

Date: July [__], 2005

THE PURISIMA FUNDS on behalf of its series listed above	FISHER ASSET MANAGEMENT, LLC
By:	By:
Name:	Name:
Title:	Title: